EXHIBIT 12(a)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	,	,	,	,	,
	Year ended December 31,

(in millions)	2011	2010	2009	2008	2007

Earnings including interest on deposits (1):
Income before income tax expense	$23,656	19,001	17,998	3,300	11,835
Less: Net income from noncontrolling interests	342	301	392	43	208

Income before income tax expense and noncontrolling interests	23,314	18,700	17,606	3,257	11,627
Fixed charges	7,013	8,463	10,455	9,991	14,428

	30,327	27,163	28,061	13,248	26,055

Fixed charges (1):
Interest expense	6,649	8,039	9,950	9,755	14,203
Estimated interest component of net rental expense	364	424	505	236	225

	7,013	8,463	10,455	9,991	14,428

Ratio of earnings to fixed charges (2)	4.32	3.21	2.68	1.33	1.81

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	23,314	18,700	17,606	3,257	11,627
Fixed charges	4,738	5,631	6,681	5,470	6,276

	28,052	24,331	24,287	8,727	17,903

Fixed charges:
Interest expense	6,649	8,039	9,950	9,755	14,203
Less: Interest on deposits	2,275	2,832	3,774	4,521	8,152
Estimated interest component of net rental expense	364	424	505	236	225

	$4,738	5,631	6,681	5,470	6,276

Ratio of earnings to fixed charges (2)	5.92	4.32	3.64	1.60	2.85

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.